PREMIUM NICKEL RESOURCES ANNOUNCES CLOSING
OF SECOND TRANCHE OF PRIVATE PLACEMENT OF UNITS
FOR TOTAL OFFERING OF C$27.5 MILLION

Not for distribution to United States newswire services or for dissemination in the United States

"This financing will provide the capital needed for continuing the underground infill drilling at Selebi North, and the surface in-fill and exploration drilling at Selebi Main and in the Hinge Zone. The Selebi MRE is on track to be released in the coming weeks. Additionally, we anticipate publishing a maiden mineral resource estimate, prepared in accordance with NI 43-101, for Selkirk in Q4 2024."
- CEO, Keith Morrison

Toronto, Ontario, June 21, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce, further to its news release dated June 14, 2024, that it has closed the second tranche of its non-brokered private placement offering of units of the Company (the "Units"), pursuant to which the Company issued an additional 16,021,795 Units at a price of C$0.78 per Unit (the "Issue Price") for gross proceeds of approximately C$12.5 million (the "Offering").

The total size of the Offering is approximately C$27.5 million, comprising (i) C$15 million, which closed on June 14, 2024, and (ii) C$12.5 million, which closed earlier today.

Each Unit is comprised of one common share of the Company (each, a "Common Share") and one common share purchase warrant of the Company (each, a "Warrant"). Each Warrant entitles the holder thereof to acquire one Common Share at any time prior to 5:00 p.m. (Toronto time) for a period expiring 60 months following its respective date of issuance (the "Expiry Date") at a price of C$1.10 per Common Share, subject to acceleration as described herein. If, at any time prior to the Expiry Date, the volume-weighted average trading price of the Common Shares on the TSX Venture Exchange (the "Exchange") (or such other principal exchange or market where the Common Shares are then listed or quoted for trading) is at least C$2.00 per Common Share for a period of 20 trading days, the Company may, at its option, elect to accelerate the Expiry Date to a date (the "Accelerated Expiry Date") that is not less than 30 days following the date that the Company provides written notice to the holders of the Warrants of the Accelerated Expiry Date.

Keith Morrison, CEO of PNRL, commented: "We are very pleased with the result of this financing. This financing will provide the capital needed for continuing the underground infill drilling at Selebi North, and the surface in-fill and exploration drilling at Selebi Main and in the Hinge Zone. The Selebi mineral resource estimate is on track to be released in the coming weeks. Additionally, we anticipate publishing a maiden mineral resource estimate, prepared in accordance with NI 43-101, for Selkirk in Q4 2024. The Company will publish, when available, assay results from drilling, metallurgical testing and strategic initiatives as we work towards prefeasibility study reporting at both permitted resources."

The net proceeds of the Offering will be used by the Company to advance the exploration and development of its past-producing nickel-copper-cobalt-platinum group element sulphide assets in Botswana and for general corporate and working capital purposes. All securities issued under the Offering are subject to a hold period of four months plus one day from the date of issuance in accordance with applicable Canadian securities laws and the policies of the Exchange. The Offering remains subject to final acceptance by the Exchange.

MI 61-101 Disclosure

Certain insiders of the Company have subscribed for an aggregate 1,389,140 Units for gross proceeds of C$933,529.74. Each subscription by an "insider" is considered to be a "related party transaction" for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company has completed the Offering in reliance on exemptions available under MI 61-101 from the formal valuation and minority approval requirements of MI 61-101. Specifically, the Offering is exempt from the formal valuation requirement in Section 5.4 of MI 61-101 in reliance on Section 5.5(b) of MI 61-101 as the Company is not listed on a specified market within the meaning of MI 61-101. Additionally, the Offering is exempt from the minority approval requirement in Section 5.6 of MI 61-101 in reliance on Section 5.7(1)(a) of MI 61-101 insofar as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Offering insofar as it involves (or is expected to involve) "interested parties", exceeds 25% of the Company's market capitalization. The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by each "related party" of the Company were not settled until shortly prior to closing, and the Company wished to close the Offering on an expedited basis for sound business reasons.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Director and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. For the purposes of this release, forward looking information includes, but is not limited to: the anticipated use of the net proceeds of the Offering; the Company's ability to obtain all necessary approvals in respect of the Offering; and the Company's ability to redevelop its mineral projects in the Republic of Botswana. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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